Morgan Stanley
                      Charter Series

      April 2002
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated April 25, 2002.

                                                           Issued: May 31, 2002

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MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                               INCEPTION-
                                                                                TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000   2001    2002     RETURN     RETURN
FUND                %       %    %    %    %      %       %      %       %         %          %
----------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8  (3.3)    0.4       69.8       6.7
                 (10 mos.)                                            (4 mos.)
----------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0   9.7    (12.5)     20.5       6.1
                                               (10 mos.)              (4 mos.)
----------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1  (11.3)  (7.0)     (14.2)     (4.7)
                                               (10 mos.)              (4 mos.)
----------------------------------------------------------------------------------------------------
Charter Welton..    --      --  --    --  --    (10.7)   (8.2) (13.0)  (6.0)     (33.0)     (11.9)
                                               (10 mos.)              (4 mos.)
----------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

c/o Managed Futures Department
825 Third Avenue, 8th Floor
New York, NY 10022
Telephone (201) 209-8400

Morgan Stanley Charter Series
Monthly Report
April 2002

Dear Limited Partner:
 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of April 30, 2002 was as follows:

FUND                                N.A.V.               % CHANGE FOR MONTH
--------------------------------------------------------------------------------
Charter MSFCM                       $16.98                      1.07%
--------------------------------------------------------------------------------
Charter Graham                      $12.05                     (8.11)%
--------------------------------------------------------------------------------
Charter Millburn                    $ 8.58                     (4.56)%
--------------------------------------------------------------------------------
Charter Welton                      $ 6.70                      2.04%
--------------------------------------------------------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide trading results by sector charts that portray trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
 On February 27, 2002, Charter MSFCM received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Administrator. In April 2002, the preliminary entitlement was unofficially approved by the court. Under the terms of the proposed entitlement, Charter MSFCM would receive approximately $261,306 (which currently amounts to approximately $.10 per unit). Any amount ultimately received will be accounted for in the period received, for the benefit of the limited partners at the date of receipt. The parties have stated that they are seeking to make such distribution as early as June, but this timetable is still provisional and the Fund has no assurance yet when such distribution will actually be made.
 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation c/o Managed Futures Department, 825 Third Avenue, 8th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.
 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,
/s/ Robert E. Murray
Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

CHARTER MSFCM


                     [CHART]

                   Month ended         YTD ended
                 April 30, 2002      April 30, 2002
                 --------------      --------------
Currencies           4.80%              (3.81)%
Interest Rates      (1.08)%             (1.42)%
Stock Indices        0.03%              (0.04)%
Energies            (0.77)%              9.53%
Metals              (1.43)%             (1.90)%

Note: Reflects trading results only and does not include fees or interest income.


FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. The Japanese yen, euro and Swiss franc trended higher versus the U.S. dollar as the U.S. dollar weakened against these major currencies prompted by a lack of confidence in the strength of a U.S. economic recovery. As a result, profits were recorded from previously established long positions in the Japanese yen, euro and Swiss franc.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Aluminum prices moved higher during mid-month on signs of a recovery in U.S.
   industrial production, resulting in losses from previously established short futures positions.

.. German interest rate futures prices trended higher on skepticism regarding a global economic recovery, resulting in losses from previously established short positions.

.. Crude oil prices reversed lower early in the month amid easing tensions in the Middle East and reduced supply concerns, resulting in losses from previously established long futures positions.


CHARTER GRAHAM
                     [CHART]

                   Month ended         YTD ended
                  April 30, 2002     April 30, 2002
                 ---------------     --------------
Currencies            (2.36)%           (2.33)%
Interest Rates        (6.83)%           (7.65)%
Stock Indices          0.44%            (2.16)%
Energies               0.51%             0.50%
Metals                (0.21)%           (0.57)%
Agriculturals          0.86%             1.60%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. German and U.S. interest rate futures prices increased on the heels of declining global equity prices and weaker-than-expected economic data, resulting in losses from previously established short positions. Concerns over Middle East tensions and cautionary remarks by U.S. Federal Reserve officials further contributed to rising prices.

.. The value of the Japanese yen strengthened relative to the U.S. dollar on mixed signals regarding the strength of the U.S. economic recovery, resulting in losses from previously established short yen positions.

.. The value of the Mexican peso weakened relative to the U.S. dollar after the Bank of Mexico eased its money market liquidity restrictions during the first half of the month, resulting in losses from previously established long Mexican peso positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Lean hog futures prices fell sharply on weakness in cash market prices and slow pork sales at the wholesale level, resulting in profits from previously established short positions.

.. Wheat futures prices fell in the middle of the month as forecasts for rain improved the prospects for the hard red winter wheat crop, resulting in profits from previously established short positions.

.. Nasdaq Index futures prices fell amidst growing concerns over mixed signals regarding the strength of a U.S. economic recovery and tensions in the Middle East, resulting in profits from previously established short positions.


CHARTER MILLBURN

                   [CHART]

                  Month ended         YTD ended
                April 30, 2002      April 30, 2002
                --------------      --------------
Currencies          1.46%               (1.16)%
Interest Rates     (3.23)%              (2.98)%
Stock Indices      (0.30)%              (1.82)%
Energies           (1.78)%               3.03%
Metals             (0.25)%              (0.33)%
Agriculturals      (0.16)%              (1.78)%

  Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. German and U.S. interest rate futures prices increased on the heels of declining global equity prices and weaker-than-expected economic data, resulting in losses from previously established short positions. Concerns over Middle East tensions and cautionary remarks by U.S. Federal Reserve officials further contributed to rising prices.

.. The price of crude oil and its related products fell early in the month following the ebbing of Middle East fears and supply shortages, resulting in losses from previously established long futures positions.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  The value of the euro and Swiss franc climbed higher relative to the U.S.
   dollar throughout the month on mixed signals regarding the strength of the U.S. economic recovery, resulting in profits from previously established long positions in the euro and Swiss franc.



CHARTER WELTON

                     [CHART]

                  Month ended           YTD ended
                April 30, 2002       April 30, 2002
                --------------       --------------
Currencies           3.08%              (4.32)%
Interest Rates       0.87%               1.93%
Stock Indices       (0.92)%             (5.00)%
Energies            (1.78)%              1.69%
Metals               1.09%               2.49%
Agriculturals       (0.31)%             (0.33)%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  The value of the euro and Swiss franc climbed higher relative to the U.S.
   dollar throughout the month on mixed signals regarding the strength of the U.S. economic recovery, resulting in profits from previously established long positions in the euro and Swiss franc.

.. Gold futures prices climbed higher amid continued Middle East tensions, weakness in the U.S. dollar and weak global equity markets, resulting in profits from previously established long positions.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Crude oil prices fell early in the month following the ebbing of Middle East fears and supply shortages, thereby resulting in losses from previously established long futures positions.

.. Nasdaq Index futures prices fell on mixed signals regarding the strength of a U.S. economic recovery and tensions in the Middle East, resulting in losses from long positions.


MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED APRIL 30, 2002  (UNAUDITED)

                                   MORGAN STANLEY              MORGAN STANLEY              MORGAN STANLEY
                                 CHARTER MSFCM L.P.          CHARTER GRAHAM L.P.        CHARTER MILLBURN L.P.
                             --------------------------  --------------------------  --------------------------
                                          PERCENTAGE OF               PERCENTAGE OF               PERCENTAGE OF
                                          APRIL 1, 2002               APRIL 1, 2002               APRIL 1, 2002
                                            BEGINNING                   BEGINNING                   BEGINNING
                               AMOUNT    NET ASSET VALUE   AMOUNT    NET ASSET VALUE   AMOUNT    NET ASSET VALUE
                             ----------  --------------- ----------  --------------- ----------  ---------------
                                 $              %            $              %            $              %
REVENUES
Trading profit (loss):
  Realized                   (1,721,582)      (3.82)     (3,126,211)      (5.97)       (943,608)      (3.12)
  Net change in unrealized    2,476,402        5.50        (791,586)      (1.51)       (250,229)       (.83)
                             ----------       -----      ----------       -----      ----------       -----
   Total Trading Results        754,820        1.68      (3,917,797)      (7.48)     (1,193,837)      (3.95)
Interest income (Note 2)         63,698         .14          68,269         .13          41,707         .14
                             ----------       -----      ----------       -----      ----------       -----
   Total Revenues               818,518        1.82      (3,849,528)      (7.35)     (1,152,130)      (3.81)
                             ----------       -----      ----------       -----      ----------       -----
EXPENSES
Brokerage fees (Note 2)         262,576         .58         305,252         .58         176,485         .58
Management fees (Note 2 & 3)     75,022         .17          87,215         .18          50,423         .17
                             ----------       -----      ----------       -----      ----------       -----
   Total Expenses               337,598         .75         392,467         .76         226,908         .75
                             ----------       -----      ----------       -----      ----------       -----
NET INCOME (LOSS)               480,920        1.07      (4,241,995)      (8.11)     (1,379,038)      (4.56)
                             ==========       =====      ==========       =====      ==========       =====

                                 MORGAN STANLEY
                               CHARTER WELTON L.P.
                             -----------------------
                                      PERCENTAGE OF
                                      APRIL 1, 2002
                                        BEGINNING
                             AMOUNT  NET ASSET VALUE
                             ------- ---------------
                               $            %
REVENUES
Trading profit (loss):
  Realized                   116,833       .79
  Net change in unrealized   271,021      1.84
                             -------      ----
   Total Trading Results     387,854      2.63
Interest income (Note 2)      21,743       .15
                             -------      ----
   Total Revenues            409,597      2.78
                             -------      ----
EXPENSES
Brokerage fees (Note 2)       85,762       .58
Management fees (Note 2 & 3)  24,503       .16
                             -------      ----
   Total Expenses            110,265       .74
                             -------      ----
NET INCOME (LOSS)            299,332      2.04
                             =======      ====


  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED APRIL 30, 2002  (UNAUDITED)

                           MORGAN STANLEY                   MORGAN STANLEY                    MORGAN STANLEY
                         CHARTER MSFCM L.P.               CHARTER GRAHAM L.P.             CHARTER MILLBURN L.P.
                  -------------------------------- --------------------------------  -------------------------------
                                             PER                               PER                              PER
                      UNITS        AMOUNT    UNIT      UNITS        AMOUNT     UNIT      UNITS        AMOUNT    UNIT
                  -------------  ----------  ----- -------------  ----------  -----  -------------  ----------  ----
                                     $        $                       $         $                       $        $
Net Asset Value,
 April 1, 2002    2,678,878.143  45,013,046  16.80 3,991,262.597  52,328,956  13.11  3,364,742.821  30,254,508  8.99
Net Income (Loss)       --          480,920    .18       --       (4,241,995) (1.06)       --       (1,379,038) (.41)
Redemptions         (13,535.225)   (229,828) 16.98   (31,775.327)   (382,893) 12.05    (42,852.854)   (367,678) 8.58
Subscriptions        70,859.986   1,203,203  16.98   225,949.534   2,722,692  12.05     61,103.150     524,265  8.58
                  -------------  ----------        -------------  ----------         -------------  ----------
Net Asset Value,
 April 30, 2002   2,736,202.904  46,467,341  16.98 4,185,436.804  50,426,760  12.05  3,382,993.117  29,032,057  8.58
                  =============  ==========        =============  ==========         =============  ==========

                          MORGAN STANLEY
                        CHARTER WELTON L.P.
                  -------------------------------
                                             PER
                      UNITS        AMOUNT    UNIT
                  -------------  ----------  ----
                                     $        $
Net Asset Value,
 April 1, 2002    2,237,771.974  14,702,061  6.57
Net Income (Loss)       --          299,332   .13
Redemptions         (50,577.386)   (338,868) 6.70
Subscriptions        29,253.731     196,000  6.70
                  -------------  ----------
Net Asset Value,
 April 30, 2002   2,216,448.319  14,858,525  6.70
                  =============  ==========


  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), Morgan Stanley Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW, Inc. ("Morgan Stanley DW"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnerships. Morgan Stanley DW will pay all such costs.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIP. Charter MSFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.


MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter MSFCM, Charter Graham, Charter Millburn and Charter Welton, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Charter Welton L.P.
  Welton Investment Corporation



MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)


Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.


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